UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

 SHELDAHL, INC.
-----------------------------------------------------------
(Name of Issuer)

Common Stock
-----------------------------------------------------------
(Title of Class of Securities)

822440103
-----------------------------------------------------------
(CUSIP Number)

 December 31, 2001
-----------------------------------------------------------
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/x/ Rule 13d-1(b)
/ / Rule 13d-1(c)
/ / Rule 13d-1(d)


-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group
a   / /
b   / / See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
-----------------------------------------------------------

Number of       5.  Sole Voting Power            ___*___
Shares Bene-    6.  Shared Voting Power          ___*___
ficially        7.  Sole Dispositive Power      ____*___
Owned by Each   8.  Shared Dispositive Power     ___*___
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person:
       ___*___ shares
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
       ___*___%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
-----------------------------------------------------------
*  See Item 5 of attached schedule
-----------------------------------------------------------

Item 1(a).  Name of Issuer:

SHELDAHL, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:

1150 Sheldahl Road
Northfield, Minnesota 55057-0170
-----------------------------------------------------------

Item 2(a) Name of Person Filing:
UBS AG ("UBSAG").
Item 2(b) Address of Principal Business Office or, if none,
Residence:

Bahnhofstrasse 45
8021, Zurich, Switzerland

Item 2(c) Citizenship: Switzerland

Item 2(d) Title of Class of Securities:
Common Stock

Item 2(e) CUSIP Number: 822440103

-----------------------------------------------------------

Item 3.  Type of Person Filing:

UBS AG is classified as a Bank as defined in section 3(a)(6)
of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission.
-----------------------------------------------------------

Item 4 (a)-(c)(iv).  Ownership:

Incorporated by reference to Items 5-11 of the cover pages.
-----------------------------------------------------------

Item 5.  Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / x /.
-----------------------------------------------------------

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person:

Not applicable
-----------------------------------------------------------

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

Not applicable
-----------------------------------------------------------

Item 8 Identification and Classification of Members of the
Group:

Not applicable
-----------------------------------------------------------

Item 9 Notice of Dissolution of Group:

Not Applicable
-----------------------------------------------------------

Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
-----------------------------------------------------------

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2002


UBS AG


By:   /s/ Robert C. Dinerstein 	By: /s/ Robert B. Mills
      Robert C. Dinerstein             Robert B. Mills
      Managing Director                Managing Director